FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, 3 de septiembre de 2014

Señor

Eric Parrado Herrera

Superintendente de Bancos e

Instituciones Financieras

Presente

Ref: Informa Hecho Esencial

Señor Superintendente :

Conforme a lo dispuesto en los artículos 9 y 10 de la Ley N°18.045 y a las Normas de la Superintendencia de Bancos e Instituciones Financieras,se informa que con esta fecha se ha tomado conocimiento de la renuncia del señor Carlos Olivos Marchant al cargo de Director Titular de Banco Santander – Chile.

Sin otro particular, le saluda atentamente,

CLAUDIO MELANDRI H.
Gerente General

C.c. Superintendencia de Valores y Seguros

Bolsas de Valores

Santiago, September 3, 2014

Mr. Eric Parrado Herrera

Superintendent of Banks

and Financial Institutions

Present

Material Event:

Mr. Superintendent:

In accordance with Articles 9 and 10 of Law 18,045 and the Rules of the Superintendency of Banks and Financial Institutions, we inform that on this date we have been informed of the resignation of Mr. Carlos Olivos Marchant from the Bioard of directors of Banco Santander Chile.

Sincerely Yours,

CLAUDIO MELANDRI H.

Gerente General

C.c. Superintendencia de Valores y Seguros

Bolsas de Valores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: September 3, 2014